                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION         1-10084
                            WASHINGTON, D.C. 20549               CUSIP NUMBER
                                                                 000761165109

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):    / / Form 10-K        / / Form 20-F      / / Form 11-K       /X/ Form 10-Q        / / Form N-SAR

                For Period Ended:  June 30, 1995
                [  ] Transition Report on Form 10-K
                [  ] Transition Report on Form 20-F
                [  ] Transition Report on Form 11-K
                [  ] Transition Report on Form 10-Q
                [  ] Transition Report on Form N-SAR
                For the Transition Period Ended: ____________________________________________________

                       Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

  N/A
---------------------------------------------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION
  Resort Income Investors, Inc.
---------------------------------------------------------------------------------------------------------------------
Full Name of Registrant

  N/A
---------------------------------------------------------------------------------------------------------------------
Former Name if Applicable

  150 South Wacker Drive, Suite 2900
---------------------------------------------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

  Chicago, Illinois  60606
---------------------------------------------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

    |  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without
    |       unreasonable effort or expense;
    |  (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form
/X/ |       N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
    |       due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be
    |       filed on or before the fifth calendar day following the prescribed due date; and
    |  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

STATE BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 20-F, 11-K, 10-Q, N-SAR, OR THE TRANSITION REPORT OR
PORTION THEREOF, COULD NOT BE FILED WITHIN THE PRESCRIBED TIME PERIOD.
The Registrant is undergoing a change in senior management
due to the resignation of its President and Executive Vice
President, Secretary and Treasurer and is in the process
of relocating its principal executive offices to Chicago.                             (ATTACH EXTRA SHEETS IF NEEDED)
                                                                                                      SEC 1344 (6/94)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Neil D. Hansen                     (312)                  683-3323
      --------------                   -----------         ------------------
        (Name)                         (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
     is no, identify report(s).                                  /X/ Yes  / / No


(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
     portion thereof?                                            /X/ Yes  / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached Exhibit A.

--------------------------------------------------------------------------------

                        Resort Income Investors, Inc.
             -----------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       August 14, 1995             By /s/ John R. Young
    --------------------------------      --------------------------------------
                                          John R. Young, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representive (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                                  EXHIBIT A

        Total revenue for the three months ended June 30, 1994 was a negative $283,528, $1,570,006 less than the same period last year. Earnings per share for the second quarter were a negative $2.675 compared to a positive $.096 for the same period last year. The Company reduced the value of its loan portfolio by $12,410,920, recognizing a writedown of investment in loans of $9,900,000, a writedown of accrued interest of $467,903 and a reversal of 1995 income of $2,043,017. The reserves were made after a rigorous evaluation of each of the Company's loans by the independent directors who determined that, based on information received from the borrowers, the borrowers would be unable to service their debt on a current basis.